13 June 2005

VIA EDGAR and FEDERAL EXPRESS

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20459-0306

Re:	Antares Pharma, Inc. Form 10-K for the Year Ended December 31, 2004 Commission File No. 1-32302 Filed March 17, 2005

Dear Mr. Cascio:

On behalf of Antares Pharma, Inc. (the “Company”), following are the Company’s responses to the Staff’s comment on the above-captioned filing conveyed in the Staff’s comment letter dated June 6, 2005 (the “Comment Letter”). The Company’s responses to the Comment Letter were filed electronically via EDGAR, with three (3) additional courtesy paper copies being sent to each of you and Ms. Lochhead via Federal Express.

The Company has reproduced the Staff’s comment in boldface print below, with the Company’s response to such comment inserted directly below.

Note 10:      Third Party Supply Agreement

1.	We note your response to comment 3. In future filings, please quantify the amount of assembly equipment that is currently owned by the company and being used in your supplier’s assembly operations. Additionally, please clarify how you account for and classify the depreciation related to the equipment used by your supplier.

In response to this comment, the Company hereby supplementally informs the Staff as follows: the historical cost of assembly equipment owned by the Company and used in its suppliers’ assembly operations is approximately $70,000. All of this equipment was fully depreciated as of December 31, 2004. In the past, the Company has accounted for and classified the depreciation related to the equipment used by the Company’s suppliers in the same manner as it accounts for depreciation on Company-owned tools and molds that are physically located at supplier molding locations, i.e., depreciation was recorded on a straight-line basis over the estimated useful life, typically a three to seven

13 June 2005
Mr. Brian Cascio

year period and such depreciation was classified as manufacturing overhead as a cost of inventory produced. The Company hereby advises the Staff that it will make changes to its future filings based on its response set forth above.

In connection with this response, the Company acknowledges the following:

o	The Company is responsible for the adequacy and accuracy of disclosures in the filings;

o	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

o	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the above response, please feel free to contact the undersigned at (610) 458-6200.

Sincerely,

/S/ LAWRENCE M. CHRISTIAN
Lawrence M. Christian
Chief Financial Officer and Vice President, Finance

cc:	Ms. Kristin Lochhead
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

Jeffrey Cotter, Esq.
Leonard Street and Deinard Professional Association
150 South Fifth Street, #2300
Minneapolis, MN 55402

Mr. Thomas Garton
KPMG LLP
90 South Seventh Street
Minneapolis, MN 55402

Mr. Jack E. Stover
CEO, Antares Pharma, Inc.